

SECURITIES A[illegible] N

07005979

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-065485

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

[illegible]ORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

[illegible]IE OF BROKER DEALER:

[illegible]rtisan Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

[illegible]DRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Madison Avenue, 27th Floor
[illegible]nd Street)

York (City) NY (State) 10022 (Zip Code)

[illegible]IE AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

[illegible]ld Cromack 212-610-1500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

[illegible]EPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

[illegible] Seidman, LLP
(Name — if individual, state last, first, middle name)

[illegible]Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH, D.C.
156
SECTION

[illegible]CK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

[illegible]ims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be [illegible]pported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Gerald Cromack, swear (or affirm) that, to the best of my knowledge and belief,the accompanying financi statement and supporting schedules pertaining to the firm of Tri-Artisan Partners, LLC, as c December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partne proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:



Signature

Managing Member

Title



Notary Public

JULIE FORCIER
Notary Public, State of New York
No. 01FO6103352
Qualified in New York County
Commission Expires December 22, 20 07

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Financial Condition.
- ☐ (f) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (p) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Tri-Artisan Partners LLC



Statement of Financial Condition
December 31, 2006



BDO Seidman, LLP
Accountants and Consultants

Tri-Artisan Partners LLC

Statement of Financial Condition

December 31, 2006

Tri-Artisan Partners LLC

Index



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

The Member
Tri-Artisan Partners LLC
New York, New York

We have audited the accompanying statement of financial condition of Tri-Artisan Partners LLC as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tri-Artisan Partners LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

February 20, 2007

Tri-Artisan Partners LLC

Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$5,844,709
Deposit with clearing broker (Note 1)	106,895
Receivable from customer	30,000
	$5,981,604

Liabilities and Member's Equity	
Liabilities:	
Due to Parent (Note 2)	$ 335,921
Due to affiliate (Note 2)	120,000
Accrued expenses	91,555
Total liabilities	547,476
Member's equity (Notes 3 and 4)	5,434,128
	$5,981,604

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Summary of Business and Significant Accounting Policies

Business

Tri-Artisan Partners LLC ("Company") is a Delaware limited liability company that provides investment banking services to its customers. Tri-Artisan Capital Partners, LLC ("Parent") is the sole member of the Company.

The Company is registered as a broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

The Company holds its cash and cash equivalents at a financial institution. Such cash balances, at times, may exceed federally insured limits. The Company believes no significant credit risk exists with respect to its cash and cash equivalents.

Customer Transactions

The Company engages in investment banking activities with its customers. In the event a customer does not fulfill its obligation, the Company may be exposed to credit risk.

The Company does not anticipate nonperformance by its customers. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

Use of Estimates

In preparing a statement of financial condition in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

1.	**Deposit with Clearing Broker**	Pursuant to the clearing agreement, the Company is required to maintain a collateral deposit aggregating $100,000 against losses due to nonperformance by the Company and any amounts due to clearing broker. The Company is subject to credit risk if the clearing broker is unable to repay balances due.
2.	**Related Party Transactions**	The Company shares office space, equipment and administrative expenses with an affiliated company pursuant to an Administrative Services Agreement. At December 31, 2006, the Company has a payable to the affiliate of $120,000 for such administrative costs. The Parent pays consulting fees and compensation for the employees of the Company and the Company is allocated for its share of such expense. At December 31, 2006, the Company has a payable to the Parent of $335,921 for such services.
3.	**Regulatory Net Capital Requirements**	The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2006, the Company had regulatory net capital of $5,397,233 and a minimum regulatory net capital requirement of $100,000. The Company's regulatory net capital ratio was .10 to 1.
4.	**Subsequent Capital Transaction**	From January 1, 2007 through February 20, 2007, a capital withdrawal of $1,000,000 was made by the Parent.



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c-3-3

The Member
Tri-Artisan Partners LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Tri-Artisan Partners LLC (the "Company") for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.



The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.



BDO Seidman, LLP
Accountants and Consultants

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountants

BDO Seidman, LLP

New York, New York

February 20, 2007

END